Filed Pursuant to Rule 433

Registration No. 333-156735

June 22, 2009

For Immediate Release	Contact: Karen Bauer Director, Investor Relations 262-373-7462

ACTUANT ANNOUNCES COMMON STOCK OFFERING

MILWAUKEE, June 22, 2009—Actuant Corporation (NYSE:ATU) today announced that it has commenced an underwritten public offering of 9,000,000 shares of its class A common stock for sale to the public.

In connection with this offering, the Company intends to grant the underwriters an option to purchase up to an additional 1,350,000 shares to cover over-allotments, if any. Actuant intends to use the proceeds from the offering to reduce indebtedness and for general corporate purposes.

J.P. Morgan Securities Inc. and Merrill Lynch & Co. are acting as the joint book-running managers for the offering.

Actuant has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the equity offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Actuant has filed with the Securities and Exchange Commission for more complete information about Actuant and the equity offering.

You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s Web site at www.sec.gov. Alternatively, a copy of a prospectus for the equity offering may be obtained from either: J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002 or Merrill Lynch & Co., Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080, (212) 449-1000.

About Actuant

Actuant, headquartered in Butler, Wisconsin, is a diversified industrial company with operations in more than 30 countries. The Actuant businesses are market leaders in branded hydraulic and electrical tools and supplies, umbilical, rope and cable solutions as well as highly engineered position and motion control systems. Since its creation through a spin-off in 2000, Actuant has grown its sales from $482 million to $1.66 billion in fiscal 2008. The Company employs a workforce of approximately 6,200 worldwide. Actuant trades on the NYSE under the symbol ATU.

Safe Harbor

Certain of the above comments represent forward-looking statements made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Management cautions that these statements are based on current estimates of future performance and are highly dependent upon a variety of factors, which could cause actual results to differ from these estimates. Actuant’s results are also subject to general economic conditions, variation in demand from customers, the impact of geopolitical activity on the economy, continued market acceptance of the Company’s new product introductions, the successful integration of acquisitions, restructuring, operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material and labor cost increases, foreign currency fluctuations and interest rate risk. See the Company’s Form 10-K filed with the Securities and Exchange Commission for further information regarding risk factors. Actuant disclaims any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or any other reason.